(As filed June 9, 2000)
                                                                File No. 70-9667

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
            --------------------------------------------------------

                                 Amendment No. 1
                                       on
                                   FORM U-1/A

                             APPLICATION/DECLARATION
                                      under
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
            ---------------------------------------------------------

                               ENTERGY CORPORATION
                                639 Loyola Avenue
                          New Orleans, Louisiana 70113

                             ENTERGY ARKANSAS, INC.
                       425 West Capitol Avenue, 40th Floor
                           Little Rock, Arkansas 72201

                            ENTERGY GULF STATES, INC.
                                 350 Pine Street
                              Beaumont, Texas 77701

                             ENTERGY LOUISIANA, INC.
                                639 Loyola Avenue
                          New Orleans, Louisiana 70113

                            ENTERGY MISSISSIPPI, INC.
                              308 East Pearl Street
                           Jackson, Mississippi 39201

           (Names of companies filing this statement and addresses of principal executive offices)
              -----------------------------------------------------

                               ENTERGY CORPORATION
                                639 Loyola Avenue
                          New Orleans, Louisiana 70113

                 (Name of top registered holding company parent)
             ------------------------------------------------------

                                Frank F. Gallaher
                              Senior Vice President
                       Transmission and Energy Management
                                   L-ENT - 23F
                             Entergy Services, Inc.
                                639 Loyola Avenue
                              New Orleans, LA 70113
             ------------------------------------------------------

                     (Name and address of agent for service)

                The Commission is requested to send copies of all
              notices, orders and communications in connection with
                       this Application or Declaration to:

  Laurence M. Hamric, Esq.                           William T. Baker, Jr.
  Associate General Counsel                         Thelen Reid & Priest LLP
   Entergy Services, Inc.                        40 West 57th Street, 25th Floor
     639 Loyola Avenue                              New York, New York 10019
New Orleans, Louisiana 70113


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


          The Application-Declaration filed in this proceeding on April 20, 2000 is hereby amended and restated in its entirety to read as follows:


ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION.
          -----------------------------------

          1.1. Background. Entergy Corporation ("Entergy"), a registered holding
               ----------
company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and four of its wholly owned public utility subsidiaries, Entergy Arkansas, Inc. ("Entergy Arkansas"), Entergy Gulf States, Inc. ("Entergy Gulf States"), Entergy Louisiana, Inc. ("Entergy Louisiana"), and Entergy Mississippi, Inc. ("Entergy Mississippi") (collectively, the "Entergy Operating Companies"),1 request authorization to sell certain utility assets without further Commission approval.

          In 1994, the Commission amended Rule 44(b) under the Act.2 This amendment was part of a general attempt to modernize the rules under the Act and, in particular, to reduce undue regulatory burdens on companies in a registered holding company system by eliminating the need for such companies to seek prior Commission approval to engage in specified kinds of routine business transactions. Rule 44, adopted under Section 12(d) of the Act, governs sales of utility securities and utility assets by a registered holding company or any subsidiary to any person. Prior to its amendment, Rule 44(b) provided an exemption from the pre-approval requirements of Section 12(d) for any sales of securities of any public utility company or of utility assets if the total consideration to be received was in excess of $100,000, and the acquisition by the buyer was not subject to Commission approval. Rule 44(b), as amended, provides an exemption for all sales of utility securities or utility assets up to an annual aggregate amount of $5 million for all system operating subsidiaries if the acquisition thereof does not require Commission approval.

          Transactions involving sales of utility operating equipment by the Entergy Operating Companies to customers and other non-affiliated parties generally fall into three categories: sales of substation assets primarily to industrial customers, routine transfers of poles to joint users and sales of distribution lines and substation facilities to neighboring electric cooperatives or utilities.

          Sales to Customers: Each of the Entergy Operating Companies serves a
          ------------------
number of large industrial customers. In many cases, a large industrial customer may be served through a substation built and maintained by an Entergy Operating Company solely for the use and benefit of that customer. Because each industrial customer is charged a facilities charge to cover the capital and maintenance expenses incurred by the Entergy Operating Company for the substation, some customers believe that their costs of operation would be reduced by acquiring


------------------------
1         Entergy New Orleans, Inc. is not a party to this Application or
Declaration. Accordingly, any reference in this Application or Declaration to the "Entergy Operating Companies" specifically excludes Entergy New Orleans, Inc. and any reference to "utility assets" which may be sold in reliance upon the order of the Commission in this proceeding shall be understood not to apply to any utility assets of Entergy New Orleans, Inc.

2         Holding Co. Act Release No. 26031 (April 20, 1994).


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


the substation or, at a minimum, the low-side of the substation. When an industrial customer makes a request to purchase all or a portion of the substation which serves it, the Entergy Operating Company that owns the facility reviews the request internally against certain criteria and makes a determination of the price and whether the sale of the facility is in its best interests. To date, not many of these transactions have closed. The largest recent transaction involved the sale of the low sides of three substations to Conway Corporation in Conway, Arkansas in 1997 and 1998. The 1997 transaction involved over $3,500,000 in assets; the 1998 transaction, over $2,000,000. Both sales were reported on Form U5S. Other recent sales of substation assets include a sale to Exide Corporation in 1997 of less than $105,000 worth of facilities, a sale to Shell Chemical Company in 1997 totaling less than $19,000, and a sale to the City of Gueydan, Louisiana, for $77,000. Routine smaller transactions typically involve the sale to a customer of a transformer located behind the meter at prices ranging between $500 to $20,000.

          Sales of Poles: The Entergy Operating Companies typically sell during
          --------------
any one year up to $500,000 worth of poles to joint users. These transactions may take place sporadically or as part of a master agreement regarding pole attachments.

          Sales of Facilities to Neighboring Utilities: In the last three and
          --------------------------------------------
one-half years, there has been only one proposed "major" sale of distribution lines to an electrical co-operative. Entergy Gulf States executed a purchase agreement with Jasper Newton Electric Cooperative for the sale of underutilized distribution facilities. The sales price was under $80,000. Smaller transactions involving the sale of a run of poles may total as little as $25,000 per Entergy Operating Company per year.

          The electric utility industry is in transition to a more competitive environment. This is particularly true in Texas, which has already adopted measures requiring restructuring of electric utilities. In this new environment, it is mandatory that the Entergy Operating Companies be able to transfer assets quickly. Since the Entergy Operating Companies are comprised of four operating companies, the $5 million system-wide exemption could be exhausted with relatively few transactions. For example, Entergy Gulf States has entered into an agreement to sell a substation and related facilities to Chevron Chemical Company, LLC. These facilities consist primarily of a step-down transformer located adjacent to a Chevron Chemical plant located in Orange, Texas, that is used exclusively by Chevron Chemical in its operations. The sales price is approximately $4.7 million. Although this specific transaction could close on the basis of the Rule 44(b) exemption, it would essentially foreclose the use of Rule 44(b) by the Entergy Operating Companies for the remainder of 2000.

          During the last several years, the Entergy Operating Companies have not exceeded the limit on sales set out by Rule 44(b). However, with the transition to competition mandated by two of the state regulatory commissions, larger and more frequent sales can reasonably be expected. Further, as indicated, with the closing on the Chevron Chemical transaction, the Entergy Operating Companies' ability to utilize Rule 44(b) for other sales for the remainder of 2000 is limited. Accordingly, it is requested that, without further Commission approval, the Entergy Operating Companies be permitted to transfer utility assets to both customers and non-customers for the period ending December 31, 2004 in transactions in which the acquisition thereof does not require approval of the Commission. The consideration for the transfers will not exceed $12,000,000 per Entergy Operating Company per calendar year, or $40,000,000 in the aggregate in any calendar year during the authorization


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


period for all Entergy Operating Companies. The consideration for such asset transfers will, in no case, be less than the net book value of the assets being sold. In the case of any lease of utility assets, the specified lease payments over the term of the lease will be valued using a discount factor equal to the selling company's allowed rate of return at the time of entering into the lease and counted against the foregoing limitations in the initial year of the lease.

          1.2  Application of Proceeds. The proceeds from any sale of utility
               -----------------------
assets will be added to the general funds of the selling company and used to pay the general obligations of such company, including capital expenditures, and for other corporate purposes.

          1.3  Certificates of Notification. It is proposed that in lieu of
               ----------------------------
reporting sales of utility assets by filing Certificates of Notification under Rule 24, sales by Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, and Entergy Mississippi will be reported in the Annual Report on Form U5S filed with the Commission by Entergy.


ITEM 2.   FEES, COMMISSIONS AND EXPENSES.
          ------------------------------

          The estimated fees, commissions or other expenses to be paid or incurred, directly or indirectly, by the applicants in connection with this Application or Declaration shall not exceed $5,000 in the aggregate.


ITEM 3.   APPLICABLE STATUTORY PROVISIONS.
          -------------------------------

          3.1  General. Entergy, Entergy Arkansas, Entergy Gulf States, Entergy
               -------
Louisiana, and Entergy Mississippi designate Section 12(d) of the Act and Rule 44 thereunder as applicable to the sale or lease of utility assets to non-affiliates.3

          3.2  Rule 54 Analysis. The transactions proposed herein are also
               ----------------
subject to Section 32(h)(4) of the Act and Rule 54 thereunder. Rule 54 provides that, in determining whether to approve any transaction that does not relate to an "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if paragraphs (a), (b) and (c) of Rule 53 are satisfied.

          Rule 53(a)(1) limits a registered holding company's financing of investments in EWGs if such holding company's "aggregate investment" in EWGs and FUCOs exceeds 50% of its "consolidated retained earnings." Entergy's "aggregate investment" (as defined in Rule 53(a)(1)(i)) in all EWGs and FUCOs is currently equal to 41.2% of Entergy's "consolidated retained earnings" (as defined in Rule 53(a)(1)(ii)) for the four quarters ended December 31, 1999 . In addition, Entergy has complied and will comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the Entergy system's domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of


------------------------
3         The Commission has previously granted approval for similar transactions by another registered holding company. See American Electric Power Company, Inc., Holding Co. Act Release No. 26622 (Dec. 12, 1996).


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


copies of certain filings under the Act to retail regulatory commissions. At the present time, therefore, Entergy satisfies all of the requirements of Rule 53(a). Further, none of the circumstances described in Rule 53(b) has occurred or is continuing. Rule 53(c) by its terms is inapplicable.


ITEM 4.   REGULATORY APPROVALS.
          --------------------

          In addition to the jurisdiction of the Commission over sales of utility assets by the Entergy Operating Companies, the Federal Energy Regulatory Commission has jurisdiction over any sale of assets used for the transmission of electric energy in interstate commerce valued in excess of $50,000. Further, individual sales of utility assets by the Entergy Operating Companies may require approval by the public service commissions of Louisiana, Arkansas, Mississippi, or Texas, as the case may be, as follows:

          Louisiana: The Louisiana Public Service Commission does not exercise
          ---------
jurisdiction over isolated transactions such as the sale of substation facilities to a customer of a utility. However, the regulatory consequences of any such sale would be subject to review during a subsequent base rate proceeding.

          Arkansas: The Arkansas Public Service Commission has jurisdiction over
          --------
any sale, lease or other disposition of the whole a or any part of any public utility plant or property constituting an operating unit or system of a public utility pursuant to ss.23-3-102(a)(3) of the Arkansas Code Annotated and Rule
6.01 of such commission's rules of practice and procedure.

          Mississippi: Under ss.ss. 77-3-23 and 25 of the Mississippi Code
          -----------
Annotated, the Mississippi Public Service Commission has jurisdiction over the sale of a "substantial part" of a public utility's property necessary or useful in the performance of the utility's duties to the public. Isolated sales of relatively small amounts of utility property to a non-affiliate do not require specific commission approval, but nonetheless are subject to review during rate proceedings.

          Texas: Section 14.101 of the Public Utility Regulatory Act and the
          -----
regulations of the Public Utility Commission of Texas provide that, unless a public utility reports the transaction to the commission while pending or within 30 days after closing, it may not sell or lease a plant as an operating unit or system for a total consideration of more than $100,000. The commission will then determine whether such transaction is in the public interest, and, if determined not to be in the public interest, will take the effect of the transaction into consideration in ratemaking proceedings.


ITEM 5.   PROCEDURE.
          ---------

          The applicants request the Commission to publish a notice of the filing of this Application or Declaration as soon as practicable and, pursuant to Rule 23(c) of the Rules and Regulations of the Commission, issue an order granting this Application or Declaration on or before July 15, 2000. The applicants waive any recommended decision by a hearing officer or by any other responsible officer of the Commission and waive the 30-day waiting period


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


between the issuance of the Commission's order and the date it is to become effective, since it is desired that the Commission's order, when issued, become effective forthwith.

          The applicants consent to the Division of Investment Management assisting in the preparation of the Commission's decision and/or order in this matter, unless such Division opposes the matters contained herein.


ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS.
          ---------------------------------

The following exhibits and financial statements are filed as part of this statement:

     A.   EXHIBITS.
          --------

          Exhibit A.     None.

          Exhibit B.     None.

          Exhibit C.     None.

          Exhibit D.     None.

          Exhibit E.     None.

          Exhibit F.     Opinion of Counsel (previously filed).

          Exhibit G.     None.

          Exhibit H.     Form of Notice (previously filed).


     B.   FINANCIAL STATEMENTS.
          --------------------

          1.1 Balance Sheet of Entergy Corporation and consolidated subsidiaries, as of December 31, 1999 (incorporated by reference to the Annual Report on Form 10-K of Entergy for the year ended December 31, 1999) (File No. 1-11299).

          1.2 Statement of Income of Entergy Corporation and consolidated subsidiaries, as of December 31, 1999 (incorporated by reference to the Annual Report on Form 10-K of Entergy for the year ended December 31, 1999) (File No. 1-11299).

          1.3 Balance Sheet of Entergy Corporation, as of December 31, 1999 (incorporated by reference to the Annual Report on Form 10-K of Entergy for the year ended December 31, 1999) (File No. 1-11299)


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


          1.4 Statement of Income of Entergy Corporation, as of December 31, 1999 (incorporated by reference to the Annual Report on Form 10-K of Entergy for the year ended December 31, 1999) (File No. 1-11299).

          1.5 Balance Sheet of Entergy Arkansas, Inc., as of December 31, 1999 (incorporated by reference to the Annual Report on Form 10-K of Entergy for the year ended December 31, 1999) (File No. 1-11299).

          1.6 Statement of Income of Entergy Arkansas, Inc., as of December 31, 1999 (incorporated by reference to the Annual Report on Form 10-K of Entergy for the year ended December 31, 1999) (File No. 1-11299).

          1.7 Balance Sheet of Entergy Gulf States, Inc., as of December 31, 1999 (incorporated by reference to the Annual Report on Form 10-K of Entergy for the year ended December 31, 1999) (File No. 1-11299).

          1.8 Statement of Income of Entergy Gulf States, Inc., as of December 31, 1999 (incorporated by reference to the Annual Report on Form 10-K of Entergy for the year ended December 31, 1999) (File No. 1-11299).

          1.9 Balance Sheet of Entergy Louisiana, Inc., as of December 31, 1999 (incorporated by reference to the Annual Report on Form 10-K of Entergy for the year ended December 31, 1999) (File No. 1-11299).

          1.10 Statement of Income of Entergy Louisiana, Inc., as of December 31, 1999 (incorporated by reference to the Annual Report on Form 10-K of Entergy for the year ended December 31, 1999) (File No. 1-11299).

          1.11 Balance Sheet of Entergy Mississippi, Inc., as of December 31, 1999 (incorporated by reference to the Annual Report on Form 10-K of Entergy for the year ended December 31, 1999) (File No. 1-11299).

          1.12 Statement of Income of Entergy Mississippi, Inc., as of December 31, 1999 (incorporated by reference to the Annual Report on Form 10-K of Entergy for the year ended December 31, 1999) (File No. 1-11299).


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


ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS.
          ---------------------------------------

          It is believed that the granting of this Application or Declaration will not constitute a major Federal action significantly affecting the quality of the human environment. No other Federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transactions..


                                   SIGNATURES

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.



                                        ENTERGY CORPORATION


                                        By:  /s/ Nathan E. Langston
                                           -------------------------------------
                                        Name:   Nathan E. Langston
                                        Title:  Vice President and Chief
                                                  Accounting Officer


                                        ENTERGY ARKANSAS, INC.
                                        ENTERGY GULF STATES, INC.
                                        ENTERGY LOUISIANA, INC.
                                        ENTERGY MISSISSIPPI, INC.


                                        By:  /s/ Nathan E. Langston
                                           -------------------------------------
                                        Name:   Nathan E. Langston
                                        Title:  Vice President and Chief
                                                  Accounting Officer


Date:    June 9, 2000


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